_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 28 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 98     Press release issued by KCPL on August 14, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 14, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                        Page
__________     _________________________________________________   ____

Exhibit 98     Press release issued by KCPL on August 14, 1996

                                                                Exhibit 98



[Press released issued by KCPL on August 14, 1996]

FOR IMMEDIATE RELEASE

Media Contacts:                              Investor Contact:
  Pam Levetzow                                    David Myers
  816 / 556-2926                                  816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999


 KCPL PLEASED BY "VERY POSITIVE" VOTE FROM UTILICORP SHAREHOLDERS
            _________________________________________

KANSAS CITY, MISSOURI (AUGUST 14, 1996) -- Drue Jennings, Chairman President and CEO of Kansas City Power & Light (NYSE:
KLT) said today that he was pleased that shareholders of UtiliCorp United Inc. (NYSE: UCU) approved the KCPL/UtiliCorp merger and looks forward to giving KCPL shareholders the opportunity to vote. A resounding 94% of UtiliCorp's voting shares approved the transaction at a UtiliCorp shareholders'
meeting held earlier today.   KCPL shareholders are scheduled to
vote August 16.

Jennings said, "We are pleased by the very positive response of the UtiliCorp shareholders for the combination of our two strong companies. This strong support is a clear indication of their confidence that the new company, Maxim Energies, will create sustainable, long-term value for shareholders, customers, employees and the communities we serve.

"We look forward to giving KCPL shareholders the opportunity to vote on Friday. And we are eager to move forward toward working with UtiliCorp to create a formidable competitor in the global energy marketplace."

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.


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